UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 24, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders’ Meeting

At the Annual Shareholders’ Meeting of Siemens AG on January 23, 2013, resolutions were passed on Items 2 - 8 of the Agenda. The exact wording of the resolutions is set out on the Notice of Annual Shareholders’ Meeting furnished under cover of Siemens AG’s Form 6-K dated December 7, 2012. The following are the detailed voting results (percentages represent approximations):

Resolutions	Valid votes cast*	In % of the statutory capital stock	YES		NO		Proposal
Agenda item 2 (Appropration of net income)	297,912,886	33.82%	296,951,372	99.68%	961,514	0.32%	approved
Agenda item 3 (Ratification of the acts of the Managing Board)
Peter Löscher	296,170,711	33.62%	292,824,544	98.87%	3,346,167	1.13%	approved
Roland Busch	295,263,994	33.51%	292,848,494	99.18%	2,415,500	0.82%	approved
Brigitte Ederer	296,160,699	33.62%	293,749,273	99.19%	2,411,426	0.81%	approved
Klaus Helmrich	296,160,978	33.62%	293,750,159	99.19%	2,410,819	0.81%	approved
Joe Kaeser	296,163,194	33.62%	293,751,986	99.19%	2,411,208	0.81%	approved
Barbara Kux	296,168,139	33.62%	292,826,993	98.87%	3,341,146	1.13%	approved
Hermann Requardt	296,161,780	33.62%	293,750,347	99.19%	2,411,433	0.81%	approved
Siegfried Russwurm	296,162,756	33.62%	293,752,089	99.19%	2,410,667	0.81%	approved
Peter Y. Solmssen	296,167,020	33.62%	292,841,872	98.88%	3,325,148	1.12%	approved
Michael Süß	296,166,019	33.62%	293,743,801	99.18%	2,422,218	0.82%	approved
Agenda item 4 (Ratification of the acts of the Supervisory Board)
Gerhard Cromme	281,994,544	32.01%	277,527,548	98.42%	4,466,996	1.58%	approved
Berthold Huber	281,089,297	31.91%	277,556,170	98.74%	3,533,127	1.26%	approved
Josef Ackermann	281,995,475	32.01%	277,522,919	98.41%	4,472,556	1.59%	approved

Resolutions	Valid votes cast*	In % of the statutory capital stock	YES		NO		Proposal
Lothar Adler	281,992,517	32.01%	278,464,294	98.75%	3,528,223	1.25%	approved
Jean-Louis Beffa	281,090,317	31.91%	277,563,215	98.75%	3,527,102	1.25%	approved
Gerd von Brandenstein	281,990,494	32.01%	278,461,928	98.75%	3,528,566	1.25%	approved
Michael Diekmann	281,992,056	32.01%	277,554,997	98.43%	4,437,059	1.57%	approved
Hans Michael Gaul	281,989,968	32.01%	277,548,747	98.43%	4,441,221	1.57%	approved
Peter Gruss	281,989,929	32.01%	278,461,697	98.75%	3,528,232	1.25%	approved
Bettina Haller	281,988,644	32.01%	278,463,833	98.75%	3,524,811	1.25%	approved
Hans-Jürgen Hartung	281,989,929	32.01%	278,462,875	98.75%	3,527,054	1.25%	approved
Harald Kern	281,988,657	32.01%	278,462,373	98.75%	3,526,284	1.25%	approved
Jürgen Kerner	281,990,803	32.01%	278,464,228	98.75%	3,526,575	1.25%	approved
Nicola Leibinger-Kammüller	281,989,355	32.01%	278,455,530	98.75%	3,533,825	1.25%	approved
Werner Mönius	281,990,428	32.01%	278,463,976	98.75%	3,526,452	1.25%	approved
Håkan Samuelsson	281,989,304	32.01%	278,457,373	98.75%	3,531,931	1.25%	approved
Dieter Scheitor	281,990,285	32.01%	278,463,253	98.75%	3,527,032	1.25%	approved
Rainer Sieg	281,987,092	32.01%	278,460,152	98.75%	3,526,940	1.25%	approved
Birgit Steinborn	281,988,655	32.01%	278,464,642	98.75%	3,524,013	1.25%	approved
Lord Iain Vallance of Tummel	281,987,583	32.01%	277,560,241	98.43%	4,427,342	1.57%	approved
Sibylle Wankel	281,988,655	32.01%	278,463,703	98.75%	3,524,952	1.25%	approved
Agenda item 5 (Appointment of independent auditors)	297,177,150	33.73%	296,565,999	99.79%	611,151	0.21%	approved
Agenda item 6 (Election of new members to the Supervisory Board)
Josef Ackermann	296,741,924	33.68%	269,332,040	90.76%	27,409,884	9.24%	approved

Resolutions	Valid votes cast*	In % of the statutory capital stock	YES		NO		Proposal
Gerd von Brandenstein	296,088,687	33.61%	288,744,468	97.52%	7,344,219	2.48%	approved
Gerhard Cromme	295,531,035	33.54%	268,178,720	90.74%	27,352,315	9.26%	approved
Michael Diekmann	296,541,258	33.66%	266,578,163	89.90%	29,963,095	10.10%	approved
Hans Michael Gaul	296,024,337	33.60%	289,307,211	97.73%	6,717,126	2.27%	approved
Peter Gruss	296,214,338	33.62%	289,655,820	97.79%	6,558,518	2.21%	approved
Nicola Leibinger-Kammüller	296,237,243	33.63%	269,928,162	91.12%	26,309,081	8.88%	approved
Gérard Mestrallet	286,189,924	32.48%	268,810,416	93.93%	17,379,508	6.07%	approved
Güler SabancI	295,951,012	33.59%	289,809,089	97.92%	6,141,923	2.08%	approved
Werner Wenning	296,512,546	33.66%	288,058,980	97.15%	8,453,566	2.85%	approved
Agenda item 7 (Approval of a settlement agreement with a former member of the Managing Board)	295,887,429	33.59%	290,363,034	98.13%	5,524,395	1.87%	approved
Agenda item 8 (Approval of the Spin-off and Transfer Agreement between Siemens AG and OSRAM Licht AG)	295,537,031	33.55%	290,255,776	98.21%	5,281,255	1.79%	approved

*	Equals the number of shares for which valid votes have been cast

Dividend announcement

WKN 723610 / ISIN DE0007236101

The Annual Shareholders’ Meeting on January 23, 2013 resolved that the unappropriated net income for the fiscal year ended September 30, 2012 amounting to €2,643,000,000.00 shall be used to pay a dividend of €3.00 on each no par value share entitled to receive a dividend. The amount attributable to the treasury stock held by the Company on the date of the Annual Shareholders’ Meeting will be carried forward.

The dividend will be paid from January 24, 2013 onward, in general after deduction of 25% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totaling 26.375%) and, if applicable, church tax on the withholding tax. Payment of the dividend will be effected by the depository banks via Clearstream Banking AG.

The withholding tax and the solidarity surcharge will not be deducted from payments to domestic shareholders who have submitted to their depositary bank either a non-assessment certification (“Nichtveranlagungsbescheinigung”) or a tax exemption form (“Freistellungsauftrag”) with sufficient exemption volume.

In the case of foreign shareholders, the withholding tax, including the solidarity surcharge, may be reduced on submission of an application for refund in accordance with the applicable double taxation treaty between the Federal Republic of Germany and the respective country.

Berlin and Munich, January 2013

Siemens Aktiengesellschaft

The Managing Board

The above announcement, appearing in the German Electronic Federal Gazette, is prepared for the convenience of English-speaking readers and is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 24, 2013	/s/	DR. FRANK SCHIEFFER
	Name:	Dr. Frank Schieffer
	Title:	Senior Counsel - Corporate/Capital Markets

/s/	DR. TANJA KOEHLER
Name:	Dr. Tanja Koehler
Title:	Senior Counsel - Corporate/Capital Markets